Exhibit 99.1

Safe-T Announced First Orders from Cyprus and Serbia for its SDE Solution

HERZLIYA, Israel, January 2, 2019 — Safe-T® (NASDAQ, TASE: SFET), a leading provider of software-defined access solutions for the hybrid cloud, today announced its first customers from Cyprus and Serbia for its SDE solution.

The order from Cyprus was received from one of the biggest Cypriot banks. The solution was purchased in order to enable the customer to securely share sensitive information, initially from the bank’s web portal and in the future through secured e-mail as well.

Safe-T also announced its first customer in Serbia, a leading energy company. SDE is designed to allow the customer to securely share sensitive information with external users, suppliers and business partners. The order was channeled by Safe-T’s distributor in the region and is conditioned upon receipt by the distributor of a formal back-to-back purchase order from the customer.

Both orders are expected to be fulfilled during the first quarter of 2019.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

 This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefit of its products and fulfilling customer’s orders. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:

Miri Segal-Scharia, CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com